Exhibit 99.1

OneConnect Announces Fourth Quarter and Full Year Unaudited Financial Results Revenue from third-party customers Reached RMB442 million and Net Profit Margin attributable to shareholders Improved to -14.3% for fourth Quarter 2022

SHENZHEN, China - (PR NEWSWIRE) - OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service provider for financial institutions in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights

•	Revenue from third-party customers increased 6.7% year-over-year to RMB442 million from RMB414 million.

•	Revenue decreased 3.0% year-over-year to RMB1,242 million from RMB1,280 million.

•	Gross margin was 40.3% as compared to 35.2% for the same period of the prior year; non- IFRS gross margin was 42.8%, as compared to 40.8% for the same period of the prior year

•	Net loss attributable to shareholders was RMB177 million, as compared to RMB358 million for the same period of the prior year. Net profit margin attributable to shareholders improved to -14.3% compared to -28.0% for the same period of the prior year.

•	Net loss per ADS, basic and diluted, was RMB-4.80 as compared to RMB-9.69 for the same period of the prior year.

Full Year 2022 Financial Highlights

•	Revenue from third-party customers increased 6.5% year-over-year to RMB1,478 million from RMB1,388 million.

•	Revenue increased 8.0% year-over-year to RMB4,464 million from RMB4,132 million.

•	Gross margin was 36.6% as compared to 34.8% for the same period of the prior year; non- IFRS gross margin was 40.1%, as compared to 42.1% for the same period of the prior year.

•	Net loss attributable to shareholders was RMB872 million, as compared to RMB1,282 million for the same period of the prior year. Excluding the impact of listing expenses in connection with the company’s listing in Hong Kong, adjusted net loss attributable to shareholders for the year ended December 31, 2022 was RMB802 million, as compared to RMB1,269 million for the year ended December 31, 2021.

•	Net profit margin attributable to shareholders improved to -19.5% compared to -31.0% for the same period of the prior year. Adjusted net profit margin attributable to shareholders improved to -18.0% compared to -30.7% for the same period of the prior year.

•	Net loss per ADS, basic and diluted, was RMB-23.90 as compared to RMB-34.69 for the same period of the prior year.

	Three Months Ended December 31			Full Year Ended December 31
In RMB’000, except percentages and per ADS amounts	2022	2021	YoY	2022	2021	YoY
Revenue
Revenue from Ping An Group	695,992	715,416	-2.7%	2,526,682	2,316,714	9.1%
Revenue from Lufax	104,527	150,871	-30.7%	459,419	428,071	7.3%
Revenue from third-party customers[1]	441,915	413,978	6.7%	1,477,901	1,387,572	6.5%
Total	1,242,434	1,280,265	-3.0%	4,464,002	4,132,357	8.0%
Gross profit	501,070	450,135		1,635,016	1,436,651
Gross margin	40.3%	35.2%		36.6%	34.8%
Non-IFRS gross margin	42.8%	40.8%		40.1%	42.1%
Operating loss	(194,172)	(380,173)		(981,563)	(1,404,740)
Operating margin	-15.6%	-29.7%		-22.0%	-34.0%
Net loss to shareholders	(177,337)	(358,359)		(872,274)	(1,281,699)
Net profit margin attributable to shareholders	-14.3%	-28.0%		-19.5%	-31.0%
Adjusted net profit margin attributable to shareholders	-14.3%	-27.0%		-18.0%	-30.7%
Net loss per ADS[2], basic and diluted	(4.80)	(9.69)		(23.90)	(34.69)

[1]	Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

[2]	Each ADS represents thirty ordinary shares.

Chairman, CEO and CFO Comments

“We encountered pandemic and macro-economy headwinds in 2022, which made it especially challenging for all technology companies. OneConnect maintained our operation prudence throughout the whole year, and achieved 6.5% year-over-year increase in revenue from third-party customers, along with significant improvements in operational efficiency and profit margin.” said Mr. Shen Chongfeng, Chairman of the Board and Chief Executive Officer, “During the fourth quarter, the pandemic continued to weigh on parts of our business. We experienced reduced usage volume in certain products and delays in a few implementation projects. Apart from that, we are delighted to see growth has remained robust. On-going efforts in products innovations have boosted recognition from our customers, as evidenced by strong growth momentum in Q4 from offerings including AI customer service and life insurance products. We also remained committed to key initiatives in our Stage II strategy.

On the product upgrade front, in digital banking, we upgraded our cloud native based core banking system 2.0 to meet increasing self-controlled technology demand. The latest version offers over 400 core APIs to further improve platform capability. In digital insurance, we entered into a strategic collaboration with a Pan-African Financial Service Group to boost life insurance digital transformation, and we collaborated with the customer in the Omni-channel Agent Solution project. The first phase of the project is underway, and the product had been delivered to the customer for piloting by the end of 2022. Our Gamma Platform, and AI customer service, which incorporate AI voice recognition engine and robots technology, have demonstrated strong momentum in new customer acquisition, revenue and customer stickiness.

Our overseas business developed rapidly in 2022, our virtual bank in Hong Kong recorded 92.9% year-over-year revenue increase in business in the fourth quarter, our subsidiary Ping An OneConnect Credit Reference Services Agency (HK) Limited has officially been informed of the approval of testing sign-off and independent assessment report and the decision of the Hong Kong Association of Banks to select it as a selected credit reference agency (“CRA”) under the Multiple CRAs Model. Our CRA, which is expected to commence business in late 2023, will tap into the potential in the Great Bay Area from Hong Kong and contribute to credit reference business in the region. We have established our presence in the Middle East, empowering Abu Dhabi Global Market (ADGM) to build a SME Financing Platform.

Looking ahead into 2023, we believe the re-opening and economic stimulus will undoubtedly bolster China’s economy in the long run. However, we do expect our recovery will take some time as a result of the business nature. We will continue to operate prudently in 2023, focusing on growing revenue from third-party customers, and improving profit margin.

Mr. Luo Yongtao, Chief Financial Officer, commented, “We managed to deliver solid business performance, especially in profit margin improvement, in the fourth quarter amid a challenging macro environment. The number of premium-plus customers in 2022 increased from 212 to 221 on a year-over-year basis benefiting from greater market recognition for our Gamma platform products among customers which made up the decreasing product usage volume amid the pandemic.

We are excited to witness that this quarter, our gross margin greatly improved to 40.3%, benefitting from on-going product standardization efforts as well as seasonal factors. Regarding R&D spending, we focused on standardization of mature products and feature enhancement of relatively new products. As a result, we saw improved number of standard functional modules and shortened delivery cycle from such investment, which will ultimately reflect on our gross margin improvement. This quarter, we continued to follow stringent cost discipline and improved operational efficiency considerably, therefore, our net profit margin attributable to shareholders was up by 14 percentage points from -28.0% to -14.3%, making another milestone towards profitability. In addition, we continued our robust financial management and remained strong in our cash positions. These encouraging results made us more confident in achieving our mid-term target, which is turning profitable.”

Fourth Quarter 2022 and Full Year Operational Highlights

Revenue Breakdown

	Three Months Ended December 31			Full Year Ended December 31
In RMB’000, except percentages	2022	2021	YoY	2022	2021	YoY
Technology Solution Segment[1]
Implementation	316,944	216,622	46.3%	861,820	733,648	17.5%
Transaction-based and support revenue
Business origination services	70,515	99,685	-29.3%	383,723	450,597	-14.8%
Risk management services	111,551	216,509	-48.5%	414,849	534,071	-22.3%
Operation support services	274,845	330,807	-16.9%	1,140,727	1,097,719	3.9%
Cloud services platform	354,012	304,683	16.2%	1,315,819	1,050,179	25.3%
Post-implementation support services	10,450	15,818	-33.9%	50,983	49,447	3.1%
Others	71,560	79,261	-9.7%	189,541	182,376	3.9%
Sub-total for Transaction-based and support revenue	892,933	1,046,763	-14.7%	3,495,642	3,364,389	3.9%
Sub-total	1,209,877	1,263,385	-4.2%	4,357,462	4,098,037	6.3%
Virtual Bank Business
Interest and commission	32,557	16,880	92.9%	106,540	34,320	210.4%
Total	1,242,434	1,280,265	-3.0%	4,464,002	4,132,357	8.0%

[1]	Intersegment eliminations and adjustments are included under technology solution segment.

Revenue in the fourth quarter of 2022 decreased by 3.0% to RMB1,242 million from RMB1,280 million for the same period in the prior year. The total revenue decrease was driven by decreased customer acquisition, risk management and operation support services revenue as a result of pandemic impact. However, cloud service and virtual bank business were less influenced by pandemic and achieved year-over-year growth in 2022 due to increasing customer demand. Implementation revenue rose by 46.3% to RMB317 million in the fourth quarter of 2022 from RMB217 million for the same period in the prior year, which was driven by the on-going digital transformation in Ping An Group and new product release such as life insurance solution gaining recognition in third-party customers. Revenue from business origination decreased by 29.3% on year-over-year basis to RMB71 million in the fourth quarter of 2022 from RMB100 million for the same period in the prior year, primarily due to decreased loan volumes as a result of pandemic impact and weaker customer demand. Revenue from risk management decreased by 48.5% on year-over-year basis, to RMB112 million in the fourth quarter of 2022 from RMB217 million for the same period in the prior year, primarily due to the decreased usage volumes of auto insurance claim products and decreased banking loan volumes as a result of pandemic impact and weaker customer demand. Revenue from operation support services decreased by 16.9% to RMB275 million in the fourth quarter of 2022 from RMB331 million for the same period in the prior year, primarily due to decreased usage volumes of auto ecosystem services. Revenue from cloud service increased by 16.2% to RMB354 million in the fourth quarter of 2022 from RMB305 million for the same period in the prior year, primarily due to increased customer demand in the fourth quarter. Revenue from virtual bank business increased by 92.9% to RMB33 million in the fourth quarter of 2022 from RMB17 million for the same period in the prior year.

	Three Months Ended December 31			Full Year Ended December 31
In RMB’000, except percentages	2022	2021	YoY	2022	2021	YoY
Digital Banking segment	370,383	492,107	-24.7%	1,456,704	1,658,076	-12.1%
Digital Insurance segment	264,645	273,125	-3.1%	881,702	813,240	8.4%
Gamma Platform segment	574,848	498,153	15.4%	2,019,057	1,626,721	24.1%
Virtual Bank Business	32,557	16,880	92.9%	106,540	34,320	210.4%
Total	1,242,434	1,280,265	-3.0%	4,464,002	4,132,357	8.0%

Revenue from digital banking and digital insurance decreased on year-over-year basis as a result of pandemic. Revenue from gamma increased on year-over-year basis due to increased customer demand. Revenue from digital banking decreased by 24.7% to RMB370 million in the fourth quarter of 2022 from RMB492 million for the same period in the prior year, primarily due to decreased usage volumes of sales management and risk management modules. Revenue from digital insurance decreased by 3.1% to RMB265 million in the fourth quarter of 2022 from RMB273 million for the same period in the prior year, primarily due to decreased usage volumes of auto insurance claim products and auto ecosystem services. Apart from pandemic impact, Universal agent solution in life insurance segment won a flagship customer case in overseas market. Revenue from gamma increased by 15.4% to RMB575 million in the fourth quarter of 2022 from RMB498 million for the same period in the prior year, primarily due to increased product demand in cloud and AI customer service.

Fourth quarter 2022 Financial Results

Revenue

Revenue in the fourth quarter of 2022 decreased by 3.0% to RMB1,242 million from RMB1,280 million for the same period in the prior year, primarily driven by decreased customer acquisition, risk management and operation support services revenue as a result of pandemic curbs. However, cloud service and virtual bank business were less influenced by pandemic and achieved year-over- year growth in 2022 due to increasing customer demand.

Cost of Revenue

Cost of revenue in the fourth quarter of 2022 was RMB741 million, compared with RMB830 million for the same period in the prior year, primarily driven by decreased amortization of intangible assets recognized in cost of revenue and lower cost related to customer acquisition service.

Gross Profit

Gross profit increased to RMB501 million from RMB450 million for the same period in the prior year. Gross margin was 40.3%, compared with 35.2% in the prior year, increased by 5.1 percentage points. Gross margin improvement in the fourth quarter is benefiting from our management efforts in product standardization and due to seasonal factors.

Non-IFRS gross margin was 42.8%, compared with 40.8% in the prior year. For a reconciliation of the Company’s IFRS and non-IFRS gross margin, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited).”

Operating Loss and Expenses

Total operating expenses for the Fourth quarter of 2022 amounted to RMB745 million, compared with RMB835 million for the same period in the prior year. As a percentage of revenue, total operating expenses decreased to 59.9% from 65.2%.

•	Research and Development expenses for the fourth quarter of 2022 amounted RMB390 million, the same in the prior year. As a percentage of revenue, research and development expenses increased to 31.4% from 30.4%. In the fourth quarter, the Company focused on mature product standardization and expanding new functions for innovative products. As a result of these R&D management efforts, solid improvements were seen such as standardized module numbers, delivery efficiency.

•	Sales and Marketing expenses for the fourth quarter of 2022 decreased to RMB99 million, compared with RMB165 million in the prior year. Benefitting from enhanced sales capability and efficiencies, the Company managed to further reduce its sales labor cost while maintaining the revenue stable. Meanwhile, telecommunication, marketing and travel related expenses also decreased compared with that in the same period of 2021 partially because the Company engaged in fewer marketing activities in light the pandemic. As a percentage of revenue, sales and marketing expenses decreased to 8.0% from 12.9%.

•	General and Administrative expenses for the fourth quarter of 2022 amounted to RMB255 million, compared with RMB280 million in the prior year. As a percentage of revenue, general and administrative expenses decreased to 20.6% from 21.9%. Notwithstanding HK listing expense included, the Company was able to decrease general and administrative expense as a result of improving cost efficiency.

As a result of the above, operating loss for the fourth quarter of 2022 amounted to RMB194 million, compared with RMB380 million for the same period in the prior year. Operating margin improved to -15.6% from -29.7% in the prior year.

Net Loss

Net loss attributable to OneConnect’s shareholders totaled RMB177 million for the fourth quarter of 2022, versus RMB358 million for the same period in the prior year. Net loss attributable to OneConnect’s shareholders per basic and diluted ADS amounted to RMB-4.80, versus RMB-9.69 for the same period in the prior year. Weighted average number of ADSs for the fourth quarter was 36,251,038.

Cash Flow

For the fourth quarter of 2022, net cash generated in operating activities was RMB175 million. Net cash generated from investing activities was RMB340 million. Net cash used from financing activities was RMB63 million.

Conference Call Information Date/Time

Monday, March 13, 2023 at 8:00 a.m., U.S. Eastern Time

Monday, March 13, 2023 at 8:00 p.m., HK Time

Participant online registration link:

https://www.netroadshow.com/events/login?show=efa40efd&confId=48017

The financial results and an archived transcript will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect Financial Technology Co., Ltd. is a technology-as-a-service provider for financial service industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital retail banking solution, digital commercial banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco- system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward- looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward- looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS). Non-IFRS measures are used in (i) gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue; and (ii) adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin which exclude the impact of the listing expense in connection with the company’s listing in Hong Kong. OneConnect’s management regularly review non-IFRS gross profit, non-IFRS gross margin, adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin to assess the performance of our business. For example, by excluding non-cash items, non-IFRS gross profit and non-IFRS gross margin allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. And the Company believes that the adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin facilitate a comparison of our operating performance from period to period by eliminating potential impacts of certain non-operational or non-recurring expenses that do not affect our ongoing operating performance. OneConnect uses these non-IFRS financial to evaluate its ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly- titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliations of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

Amy Ding

PUB_JRYZTPR@ocft.com

ONECONNECT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2022	2021	2022	2021
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	1,242,434	1,280,265	4,464,002	4,132,357
– Technology Solutions	1,209,877	1,263,385	4,357,462	4,098,037
– Virtual Bank Business	32,557	16,880	106,540	34,320
Cost of revenue	(741,364)	(830,130)	(2,828,986)	(2,695,706)
Gross profit	501,070	450,135	1,635,016	1,436,651

Research and development expenses	(389,957)	(389,720)	(1,417,691)	(1,353,018)
Selling and marketing expenses	(99,214)	(164,999)	(411,356)	(588,380)
General and administrative expenses	(255,408)	(280,281)	(824,711)	(841,685)
Net impairment losses on financial and contract assets	(18,566)	(8,955)	(33,639)	(72,229)
Other income, gains or loss-net	67,903	13,647	70,818	13,921
Operating loss	(194,172)	(380,173)	(981,563)	(1,404,740)

Finance income	5,288	2,899	14,709	28,823
Finance costs	(9,168)	(14,634)	(37,173)	(76,637)
Finance costs – net	(3,880)	(11,735)	(22,464)	(47,814)
Share of profit of associate and joint venture-net	(1,550)	(886)	24,852	9,946
Impairment charges on associates	(10,998)	-	(10,998)	-
Loss before income tax	(210,600)	(392,794)	(990,173)	(1,442,608)

Income tax benefit	13,475	29,625	62,147	112,095

Loss for the period	(197,125)	(363,169)	(928,026)	(1,330,513)

Loss attributable to:
– Owners of the Company	(177,337)	(358,359)	(872,274)	(1,281,699)
– Non-controlling interests	(19,788)	(4,810)	(55,752)	(48,814)

Other comprehensive income, net of tax
Item that will not be reclassified subsequently to profit or loss
– Foreign currency translation differences	(41,136)	-	356,691	-
– Changes in the fair value of equity investments measured at fair value through other comprehensive income	-	(1,796)	-	(1,796)
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences	(6,891)	(104,778)	69,454	(152,542)
– Changes in the fair value of debt instruments at fair value through other comprehensive income	5,512	(17)	5,324	(16)
Total comprehensive income/(loss) for the period	(239,640)	(469,760)	(496,557)	(1,484,867)

Total comprehensive income/(loss) attributable to:
– Owners of the Company	(219,852)	(464,950)	(440,805)	(1,436,053)
– Non-controlling interests	(19,788)	(4,810)	(55,752)	(48,814)

Loss per ADS attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	(4.80)	(9.69)	(23.90)	(34.69)

ONECONNECT

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31	December 31
	2022	2021
	RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	151,401	244,412
Intangible assets	570,436	687,194
Deferred tax assets	765,959	683,218
Financial assets measured at amortized cost from Virtual bank	-	674
Investments accounted for using the equity method	199,200	185,346
Financial assets at fair value through other comprehensive income	821,110	640,501
Contract assets	-	868
Total non-current assets	2,508,106	2,442,213

Current assets
Trade receivables	940,989	891,174
Contract assets	122,628	227,895
Prepayments and other receivables	1,078,604	752,667
Financial assets measured at amortized cost from Virtual bank	44	12,711
Financial assets at fair value through profit or loss	690,627	2,071,653
Financial assets at fair value through other comprehensive income	1,233,431	482,497
Derivative financial assets	56,363	–
Restricted cash	343,814	1,060,427
Cash and cash equivalents	1,907,776	1,399,370
Total current assets	6,374,276	6,898,394
Total assets	8,882,382	9,340,607

EQUITY AND LIABILITIES
Equity
Share capital	78	78
Shares held for share incentive scheme	(149,544)	(80,102)
Other reserves	10,953,072	10,512,631
Accumulated losses	(7,510,899)	(6,638,625)
Equity attributable to equity owners of the Company	3,292,707	3,793,982

Non-controlling interests	(14,652)	41,100

Total equity	3,278,055	3,835,082

	December 31	December 31
	2022	2021
	RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Trade and other payables	132,833	313,834
Contract liabilities	19,977	19,418
Deferred tax liabilities	5,196	9,861
Total non-current liabilities	158,006	343,113

Current liabilities
Trade and other payables	2,531,273	2,137,099
Payroll and welfare payables	431,258	515,067
Contract liabilities	166,650	153,844
Short-term borrowings	289,062	815,260
Customer deposits	1,929,183	1,350,171
Other financial liabilities from virtual bank	89,327	-
Derivative financial liabilities	9,568	190,971
Total current liabilities	5,446,321	5,162,412
Total liabilities	5,604,327	5,505,525

Total equity and liabilities	8,882,382	9,340,607

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2022	2021	2022	2021
	RMB’000	RMB’000	RMB’000	RMB’000
Net cash (used in)/generated from operating activities	175,076	491,478	(745,984)	(404,334)
Net cash (used in)/generated from investing activities	340,401	(581,152)	1,873,169	388,435
Net cash generated from/(used in) financing activities	(63,366)	(388,349)	(694,066)	(1,611,781)
Net (decrease)/increase in cash and cash equivalents	452,111	(478,023)	433,119	(1,627,680)
Cash and cash equivalents at the beginning of the period	1,455,767	1,893,693	1,399,370	3,055,194
Effects of exchange rate changes on cash and cash equivalents	(102)	(16,300)	75,287	(28,144)
Cash and cash equivalents at the end of period	1,907,776	1,399,370	1,907,776	1,399,370

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2022	2021	2022	2021
	RMB’000	RMB’000	RMB’000	RMB’000
Gross profit	501,070	450,135	1,635,016	1,436,651
Gross margin	40.3%	35.2%	36.6%	34.8%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	32,058	71,270	152,837	297,406
Depreciation of property and equipment recognized in cost of revenue	593	884	2,750	3,633
Share-based compensation expenses recognized in cost of revenue	(1,939)	597	-	935
Non-IFRS Gross profit	531,782	522,886	1,790,603	1,738,625
Non-IFRS Gross margin	42.8%	40.8%	40.1%	42.1%

Operating Loss	(194,172)	(380,173)	(981,563)	(1,404,740)
Operating margin	-15.6%	-29.7%	-22.0%	-34.0%
Net loss attributable to shareholders	(177,337)	(358,359)	(872,274)	(1,281,699)
Net profit margin	-14.3%	-28.0%	-19.5%	-31.0%
Adjustment
– Listing expense in connection with the company’s listing in Hong Kong	-	12,467	69,857	12,467
Adjusted operating loss	(194,172)	(367,706)	(911,706)	(1,392,273)
Adjusted operating margin	-15.6%	-28.7%	-20.4%	-33.7%
Adjusted net loss attributable to shareholders	(177,337)	(345,892)	(802,417)	(1,269,232)
Adjusted net profit margin attributable to shareholders	-14.3%	-27.0%	-18.0%	-30.7%

Source: OneConnect Financial Technology Co., Ltd.